FPFX Shareholder Value Committee
                                  7 Egret Lane
                              Aliso Viejo, CA 92656

                                                               November 17, 2005
Mail Stop 04-09
---------------

Mr. Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 -3628

        Re:      FirstPlus Financial Group
                 Revised Preliminary Proxy Statement on Schedule 14A
                 Filed October 24, 2005 by the FPFX Shareholder Value Committee) SEC File Number 1-13753

                 Schedule 13D
                 Filed August 26, 2005, as amended October 6, 2005, by the FPFX Shareholder Value Committee
                 File NO. 5-47527


Dear Mr. Duchovny:

I am in receipt of your letter dated October 28, 2005, referencing the documents shown above. I respond to your comments as follows, with reply numbers corresponding to your comment numbers:

Schedule 14A
------------

1. As stated in my prior correspondence to you, the FPFX Steering Committee (the "Steering Committee") was formed in June 2000. Kenneth Bolster, George R. Eberting, and I are the current members of the Steering Committee. Since October 2000, the Steering Committee has circulated a newsletter to shareholders desiring to receive the newsletter.

In approximately December 2004, the Steering Committee established a legal action fund. The purpose of the legal action fund is two-fold. Contributions totaling $95,795.00 (including $25,000.00 in attorneys' fees paid by FirstPlus) have been made to the legal action fund from December 2004 through August 2005. The first purpose of the legal action fund is to defend George Davis in the lawsuit captioned FirstPlus Financial Group, Inc., et al. v. George T. Davis, et al., pending in the 298th District Court of Dallas County, Texas (the "Texas Litigation")sd, a case which is discussed in the Company's Schedule 14A Proxy Statement. The second purpose of the legal action fund is to apply to the Second Judicial District Court of the State of Nevada in and for the County of Washoe (the "Nevada Court") for an election of directors. As previously disclosed to you, some of the contributors to the legal action fund executed and delivered an agreement reciting that the legal action fund was established for "the primary


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purpose of protecting FPFX Shareholder Rights associated with the FPFI
Bankruptcy Case 99-31869, the FPFI Creditor Trust, and FirstPlus Financial Group Officers and Board of Directors, as well as the FirstPlus Financial Group, Inc. Grantor Residual Trust, and all associated entities." Some contributors did not sign any agreement. However, no contributor authorized the Steering Committee to use any contributed funds for the solicitation of proxies and in fact, no such contributed funds were used to solicit proxies.


Pursuant to the Nevada Corporate Code, an application for a court-ordered election of directors must be made by "one or more stockholders holding stock entitling them to exercise at least 15 percent of the voting power." NRS 78.345(1). Seventy-three petitioners are named in the application for court-ordered election in Martin, et al. v. FirstPlus Financial Group, Inc., et at., Case No. CV05-00465, pending in the Second Judicial District Court of the State of Nevada in and for the County of Washoe (the "Nevada Litigation"). As previously disclosed to you, each of the petitioners executed a Consent to Representation and Limited Power of Attorney stating, at paragraph 3(g), "This Power of Attorney does not confer upon Martin the power to nominate a Board Director on behalf of the Undersigned." (Please see this document as Enclosure No. 1 in my response letter to you dated October 14, 2005) The Limited Power of Attorney also clearly provides, at paragraph 3(h), that "This Power of Attorney does not confer upon Martin the power to vote for a Board Director on behalf of the Undersigned."

The application for election of directors was filed March 2, 2005. During an April 12, 2005 hearing, the Court ordered FirstPlus to hold an election of directors. Some of the petitioners, in addition to being named as petitioners in the lawsuit, contributed funds to the legal action fund; some of the petitioners did not contribute funds to the legal action fund. Likewise, some of the contributors to the legal action fund are named as petitioners in the lawsuit; some of the contributors to the legal action fund are not named as petitioners.

In July 2005, the FPFX Shareholder Value Committee (the "Shareholder Value Committee") was established for the purpose of nominating an opposing slate of director candidates and to solicit proxies on behalf of the opposing slate. Messrs. Capretz, Davis, Eberting, Hanson and I are the current members of the Shareholder Value Committee. The Shareholder Value Committee intends to nominate Mr. Capretz, Mr. Davis, Mr. Hanson, and me as the opposing director candidates.

Instruction No. 3(iv) to Item No. 4 in Schedule 14A states that the terms "participant" and "participant in a solicitation" include "any person who finances or joins with another to finance the solicitation of proxies, except persons who contribute not more than $500 and who are not otherwise participants." The Schedule 14A in question was filed by the Shareholder Value Committee, which is conducting the proxy solicitation campaign. Comment number one in the October 28, 2005 letter contends that two types of proxy solicitation have also been conducted by the Shareholder Value Committee. First, comment number one suggests that certain motions filed in the Nevada Litigation after the April 12, 2005 hearing in which the Court ordered an election of directors are for the benefit of the nominees of the Shareholder Value Committee and therefore constitute solicitation activity by the Steering Committee. Second, comment number one states a belief that the Steering Committee has engaged in the solicitation of proxies since April 12, 2005 through newsletters discussing the Nevada Litigation and the court-ordered election of directors. Furthermore, comment number one states a belief that contributors of more than $500 to the legal action fund established by the Steering Committee are "participants" in purported proxy solicitation being conducted by the Shareholder Value Committee because the contributors have "financed" the purported solicitation

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

However, the Shareholder Value Committee disagrees with the beliefs stated in comment number one. First, the contention expressed in comment number one proves too much. The single largest contributor to the legal action fund is FirstPlus, which has contributed $25,000.00. Yet it cannot be seriously argued that FirstPlus intended to finance the solicitation of proxies for the opposition slate merely because FirstPlus contributed $25,000.00 to the litigation. By the same token it cannot be seriously argued that shareholders intended to finance the solicitation of proxies merely because they contributed money to a legal action fund for litigation in Texas regarding the Grantor Trust and litigation in Nevada to compel an election by shareholders.


Second, the legal action fund established by the Steering Committee has not paid for the legal work done in the Nevada Litigation that has been done to advance the Shareholder Value Committee's nominations. Rather, as discussed in previous correspondence, the monies contributed to the legal action fund have been segregated in a different bank account from the monies contributed to the Shareholder Value Committee. The legal action fund has paid only the litigation costs related to securing an election of directors that is supervised by the Court for fairness. The Shareholder Value Committee has paid, from its own funds, litigation costs incurred for the opposing slate of nominees nominated by the Shareholder Value Committee.

Third, if any part of the Nevada Litigation constituted proxy solicitation activity, then FirstPlus' proxy statement, under the heading "Costs of Solicitation," would have disclosed the Company's litigation costs incurred in promoting management's nominees or opposing relief sought with respect to the Shareholder Value Committee's nominees.

Fourth, there is no cost associated with creating or disseminating the newsletters. Therefore, even if some of the newsletters constituted solicitations, none of the contributors to the legal action fund have "finance[d]" the newsletters or joined with others to finance the newsletters.

Fifth, with the exception of Mr. Eberting, Mr. Bolster, and me, none of the contributors to the legal action fund have ever been members of the Steering Committee. Likewise, none of the contributors to the legal action fund other than Mr. Eberting, Mr. Bolster, and me authored the newsletter statements identified in the letter dated October 28, 2005.

Sixth, taken in context, the newsletters circulated by the Steering Committee do not constitute proxy solicitations. Moreover, even if a statement in a newsletter can be interpreted as a solicitation, such solicitation was inadvertent, and does not constitute a basis for insisting that numerous individuals who did not author the statement have somehow joined a proxy solicitation campaign. The April 16, 2005 newsletter to which comment number one refers expressly states that it "is not intended in any way to be a recommendation to buy or sell stock in this company, nor is it intended to be a solicitation for a proxy or vote of any kind." The May 12, 2005 refers to a proposal that was rejected by FirstPlus; the reference to the opposing slate is generic because no opposing slate had been selected. The July 15, 2005 motion in the Nevada Litigation to which comment number one refers was paid for by the Shareholder Value Committee, and not by the Steering Committee or the legal action fund. The June 10, 2005 (probably the June 7, 2005) newsletter referred to the fact that FirstPlus had contributed $25,000 to the litigation fund, and merely noted that a new Board, if elected, would consider further reimbursement of legal fees. The July 19, 2005 newsletter merely noted that solicitations could not be made until proxy statements had been reviewed by the Securities and Exchange Commission (the "Commission"). Likewise, the August 7, 2005 newsletter. specifically states that "Solicitation by nominees is forbidden until a proxy statement has been filed with the Commission and reviewed."

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

To put the foregoing newsletters into perspective, it must be remembered that the newsletters were circulated during a lengthy time period in which FirstPlus was not providing audited financial statements to shareholders. I am not aware that the Commission took any steps prior to July 2005 to compel FirstPlus to comply with the Commission's regulations requiring the filing of these audited financial statements.

Notwithstanding the Shareholder Value Committee's disagreement with the beliefs and comments stated in comment number one, the proxy statement is being revised and additional filings are being made as follows:

         o The proxy statement has been revised to include all of the members of the Steering Committee, i.e., Mr. Bolster, Mr. Eberting, and me. In addition, the proxy statement has been revised to include all of the shareholders who contributed more than $500 to the FPFX Shareholder Action Fund.

         o The proxy statement is being revised to provide all disclosure required under Schedule 14A for each newly added shareholder.

         o The Schedule 13D has been revised to include the FPFX Steering Committee and its members. The Schedule 13D has also been revised to include all shareholders who contributed more than $500 to the FPFX Shareholder Action Fund. Moreover, the
                  Schedule 13D has been revised to include all but one of the petitioners in the Nevada Litigation who also contributed $500 or less to the FPFX Shareholder Action Fund. One of the shareholders in the latter category, Glenn Elzas, declined to be included in the Schedule 13D.


         o The Steering Committee newsletters that were circulated on or after April 12, 2005 are being filed as additional soliciting materials under Rule 14a-12.

         o All message board posts made on or after April 12, 2005 by any member of the Shareholder Value Committee, and any member of the Steering Committee, are being filed as additional soliciting materials under Rule 14a-12. In addition, we understand that any future written soliciting material, including e-mails, postings to message boards, or the Shareholder Value Committee's Internet website, should comply fully with the disclosure and filing requirements of Rules 14a-6(c) and 14a-12. Steering Committee members and the Shareholder Value Committee members have agreed to not post any comments in chat rooms until after the election, other than to reference the Shareholder Value Committee's Internet website, as disclosed in the Schedule 14A. The Shareholder Value Committee will also file that reference to our website as required by Rules 14A-6(c) 14a-12.

In light of the requests made by the Commission in comment number one, it is unclear to us why only one side in the proxy contest is being required to file and substantiate its electronic communications, made after the Nevada District Court ordered FirstPlus to hold an election of directors. FirstPlus has actively campaigned since April 2005, but has not been required to file or substantiate its electronic solicitations. For example, the content of the homepage of FirstPlus' Internet website located at www.firstplusgroup.com as of October 28, 2005 included the following representations that lacking any apparent basis in fact:

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

         o "There are funds available for immediate distribution to shareholders. Unfortunately the distribution of these funds is being blocked by the original trustee of the Grantor Trust, with the apparent guidance and encouragement of Dan Martin and Robert Davis, his brother, and others working closely in concert with him."

         o "With the creativity of its management team, FirstPlus skillfully avoided bankruptcy. This carefully crafted strategy provided us an opportunity to survive. The upside for FirstPlus is we are able to manage the remaining creditor claims, make a long anticipated distribution to shareholders and re-enter the market place. There have been comments that some shareholders want to distribute all funds and liquidate the company. I am confident that most shareholders have not held their stock just to liquidate the company."

         o "FirstPlus is prepared to re-enter the market place with the confidence to succeed. We have a solid network and alliances in major markets that have been anticipating our reemergence. The consumer finance industry has been profiting over the past few years and FirstPlus is prepared to engage in that market. Some shareholders refuse to visualize the enormous possibilities and resources available to FirstPlus. Our only response to those nonbelievers is simply this, we started this company with two people and a vision. Within a few short years we ascended to the pinnacle of the consumer finance industry. That is the company that our shareholders invested in."

         o "We realize that shareholders seek value in their investments and they want their investments to appreciate. Together we can make that into a reality."

Similarly, content on page 2 of FirstPlus' Internet website located at www.firstplusgroup.com as of October 28, 2005 included the following unsubstantiated representations alongside the Company's announcement regarding the election of directors:

         o "The consumer financial service industry has enjoyed tremendous growth during the past several years and with the experience accessible to FirstPlus, we have the unique opportunity to engage in this industry with a high level of expertise."

         o "Our directors have been faithful to their office and have steered FP through the lean years and are instrumental with our survival and providing us this opportunity to reemerge in the financial services industry."

The foregoing content replaced other unsubstantiated representations that were placed on page 2 of FirstPlus' Internet website located at www.firstplusgroup.com on or before July 19, 2005, after the Court ordered an election, and were addressed specifically to the Company's shareholders, including:

         o FirstPlus' management "has taken, and is taking" unspecified action "to preserve and enhance shareholder value."

         o "FirstPlus is committed to providing all material information to its shareholders so that FirstPlus' activities are as transparent as possible."

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

         o "FirstPlus also negotiated for other consideration under the FPFI plan of reorganization, including having FPFI satisfying many obligations that might have been owed by FirstPlus. The satisfaction of these claims has been very beneficial to FirstPlus."

         o "Whether one trustee or multiple trustees direct the affairs of the Grantor Trust, the primary objective is the same: to preserve the assets of the Grantor Trust for the sole benefit of FirstPlus, in an effort to allow FirstPlus to preserve value for FirstPlus' creditors and shareholders." (This statement omits the material fact that Sections II and III of the Grantor Trust irrevocably direct the trustee "to distribute from time to time, to the Designated Recipients [defined in Section I as the creditors and shareholders of the Company], each Designated Recipient's pro rata share of the income and principal then on hand in the discretion of the Trustee . . .")

         o "[T]he Grantor Trust, acting through a majority of the trustees, has attempted to reach an agreement with the initial trustee to make a distribution to shareholders. However, a continuation of litigation by the initial trustee and his refusal to attempt to resolve the dispute between the trustees in the manner proposed has amounted to a veto of the intended distribution to the shareholders."

         o "FirstPlus has several available options and opportunities and there is no reason for FirstPlus to file bankruptcy."

         o "But with FirstPlus having quantified the outstanding claims, possessing a relatively debt free balance sheet and potentially enjoying a future income stream on account of the unsecured claim, there are other possibilities that should be evaluated. For example, a `cleaned up' FirstPlus, with the future income stream and a registration in compliance with applicable SEC requirements, could be an attractive acquisition candidate for a company that could provide consideration to FirstPlus shareholders that exceeds liquidation value. The Board of Directors and management of FirstPlus are exploring all alternatives available in effort to protect and enhance shareholder value. They are weighing all available options to determine the most beneficial plan for shareholders."

         o "FirstPlus previously has been unable to hold a proper shareholders' meeting as a public company because of its inability to obtain audited financial statements."

Likewise, content placed on page 4 of FirstPlus' Internet website located at www.firstplusgroup.com after the Court ordered an election of directors included the following baseless representations regarding incumbent management:

         o "Since 2000, due largely to its lack of revenue sources, Group has been a dormant company."

         o "Group's minimal activity, driven by the dearth of working capital, also militated against incurring the expense of calling a shareholders meeting. Group's status as a public company subject to the requirements imposed by the federal securities law made the cost of a shareholders meeting cost prohibitive."

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

         o "With management's strategic planning over the past few years and calculated steps addressing key areas of the company in 2004, has allowed FirstPlus Financial Group, Inc. to be poised to re-enter the market place with vigor and dynamic optimism needed for success."

In addition to the foregoing, we understand that FirstPlus' CEO has communicated with one or more shareholders by e-mail since April 12, 2005, and that FirstPlus has mailed a letter to all shareholders after April 12, 2005. The foregoing communications have not been filed by FirstPlus as soliciting material.

2.   This disclosure has been revised.

3. As requested, we are sending you a list of shareholders who have contributed to the FPFX Shareholder Action Fund. As you know, these deposits were used to fund a Shareholder Meeting to Elect Directors, as the Company had not held a shareholder meeting and/or election of directors in over 7 years. This action would not have been necessary had the Company held annual shareholder meetings as provided by their own Articles and By-laws and had the Company been in compliance with the SEC. As the contributions to the FPFX Shareholder Action Fund are confidential, the list is being labeled "confidential" and mailed to you under separate cover as Enclosure #3. We are requesting confidential treatment of the list pursuant to 17 CFR ss. 200.83. This includes all Shareholders who contributed to the FPFX Shareholder Action Fund. Most of those contributions were made prior to their knowledge that the FPFX Shareholder Value Committee decided to submit nominations in opposition to the Company.

4. You referenced the Steering Committee Update of Nov 19, 2000. The form mentioned on page 2 is NOT a form to acknowledge security holders of their membership in the "Steering Committee", as you have assumed. As I recall, it was a form for shareholders to sign if they wanted to receive the Steering Committee newsletters. As I recall, that form was discarded shortly thereafter, and Shareholders became recipients of the newsletters simple by asking for it in an e-mail. As that form was discarded nearly five years ago, we have no record of that form. I don't recall any form regarding membership in the Steering Committee. The Steering Committee is an informal group of a few Shareholders. Please see my letter of October 24, 2005 in response to your prior comments for a detailed explanation on how the FPFX Shareholder Value Committee and the FPFX Steering Committees were established, and who the members are.

5. Comment number five requests supplemental support for the assertion that the ensconced directors do not truly represent the interests of shareholders. Similarly, Comment number five requests supplemental support for the assertion that the actions of the incumbent board and president are designed to entrench themselves at the expense of shareholders. The primary right of a corporate shareholder is the right to elect the corporation's directors. Conversely, "when a board interferes with shareholder voting it interferes with the very `allocation between shareholders as a class and the board, of effective power with respect to governance of the corporation.'" Shoen v. Amerco, 885 F.Supp. 1332, 1340 (D. Nev. 1994).
     Article III, Section 1 of FirstPlus's Bylaws requires annual elections of directors. Moreover, the Nevada Corporate Code, at NRS 78.330(2), provides that "at least one-fourth in number of the directors of every corporation must be elected annually." However, the incumbent directors interfered with the shareholders interests by failing to hold an election of directors for over seven years and forcing shareholders to bring suit to compel an election of directors.

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Comment number five requests supplemental support for the implication that the ensconced board acted improperly by adding two trustees just before a $3.87 million check was to be distributed to the Grantor Trust. Similarly, comment number five requests supplemental support for the statement that the actions of FirstPlus' board of directors in appointing the two additional trustees to the Grantor Trust were highly irregular and / or illegal. The Grantor Trust is governed by the FirstPlus Financial Group, inc. Grantor Residual Trust Agreement (the "Trust Agreement"), a copy of which is attached to the Company's September 22, 2005 Annual Report on Form 10KSB. Article II of the Trust Agreement provides that the Grantor Trust "is hereby declared by the Settlor to be irrevocable," and "The Settlor hereby relinquishes all power to alter, amend, or revoke this Agreement in whole or in part." Article III(a) of the Trust Agreement provides that FirstPlus "hereby directs the Trustee to distribute from time to time, to the Designated Recipients (i.e., creditors and shareholders, but not FirstPlus), each Designated Recipient's pro rata share of the income and principle then on hand in the discretion of the Trustee." The only power granted to FirstPlus to appoint additional trustees is the power to appoint successor trustees, as set forth in Article VI(a). At the time that FirstPlus purportedly appointed two additional trustees, the original trustee was still serving as the trustee. Therefore, FirstPlus violated the Trust Agreement by attempting to appoint two additional trustees, who were not successor trustees, to serve alongside the original trustee.

Comment number five requests supplemental support for the proposition that shareholder injustice is occurring. Relatedly, comment number five requests supplemental support showing that the incumbent directors are not fulfilling their fiduciary duties. Similarly, comment number five requests support for the assertion that the ensconced directors have committed misdeeds. As stated above, the incumbent directors breached their fiduciary duty to act in accordance with the corporation's bylaws and the Nevada Corporate Code by failing to hold an election of directors for over seven years.

Moreover, the current directors of FirstPlus breached their fiduciary duties for over seven years by failing to provide accurate financial statements to the shareholders. The fiduciary relationship between a corporate director and the corporation "requires a duty of good faith, honesty and full disclosure." Leavitt v. Leisure Sports Inc., 103 Nev. 81, 86, 734 P.2d 1221, 1224 (1987).
Moreover, as FirstPlus contended on page 29 of its June 9, 2005 litigation brief that was also posted on page 8 of FirstPlus' Internet website, "Besides violating federal and Nevada law, and besides disenfranchising shareholders, depriving shareholders here of relevant information is just plain wrong." However, in January 1999, FirstPlus admitted that it was required to "restate its financial statements for each of the fiscal years in the three-year period ended September 30, 1997" because those financial statements had improperly used "gain on sale" accounting and thereby recognized anticipated revenues, which were subject to high default and delinquency rates in the underlying loans made by FirstPlus. Please refer to FirstPlus' January 29, 1999 Press Release, which is included in the Company's April 2, 1999 Form 8-K. Despite FirstPlus' promises, it has failed to restate its financial statements for the three-year period ended September 30, 1997. Please refer to the Company's October 6, 1999 Form 8-K, Exhibit 2, at p. 2 ("As a result of limited resources and other issues, the Company has been unable to complete the previously announced restatement nor the preparation of its financial statements for the fiscal year ended December 31, 1998 or any subsequent period."); February 4, 2002 Form 8-K,
Exhibit 3, at Question No. 1 ("The FirstPlus Financial Group, Inc. audited financials are in process."); and May 3, 2005 Form 8-K, Exhibit 4 at p. 1 (FirstPlus' filings with the SEC are delinquent due to "the inability of [FirstPlus] to obtain audited financial statements."). FirstPlus' incumbent directors have perpetuated their failure to provide full disclosure to the shareholders in the audit report that was filed with the SEC on September 22,


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2005. Rather than providing any of the promised restatements, the audit merely reviewed FirstPlus' balance sheet as of December 31, 2004 and the related statements of operations, stockholders' equity, and cash flows for the periods ended December 31, 2003 and 2004. This leaves a black hole from October 1, 1994 through December 31, 2002. The audit omits the details of material transactions that have occurred inside and outside the audit period. The incumbent directors are attempting to use an accounting convention called a "quasi-reorganization" to write off its liabilities and negative stockholder equity as of December 31, 2002. The date of the purported quasi-reorganization, December 31, 2002, falls outside the audit period. Therefore, the auditors have not expressed an opinion on the legitimacy of the purported quasi-reorganization. However, "the use of quasi-reorganization accounting" has fallen into "complete disfavor." In re Toy King Distributors, Inc., 256 B.R. 1, 41-42 (M.D. Fla. Bankr. 2000). "It is not acceptable for use in any circumstances at the present time." Id. at 42.

In addition to the foregoing breaches of fiduciary duty, the incumbent directors of FirstPlus have breached their fiduciary duties by causing the Company to fail to file federal income tax returns for the years 2002, 2003, and 2004.

Comment number five requests supplemental support that $7.9 million in cash is waiting to be distributed to FPFX shareholders and creditors with more distributions on the way. This link at the FPFI Creditor Trust website will show you the $7.9 million in suspended funds:http://www.fpficreditorstrust.com/distributions.htm (last bullet). As described above, none of the money in the Grantor Trust may be distributed to FirstPlus. Rather, Article III(a) of the Trust Agreement instructs the trustee to distribute the money to FirstPlus creditors and shareholders. Therefore, FirstPlus' audit filed with the SEC on September 22, 2005 is improper in that it lists assets of the Grantor Trust as belonging to FirstPlus. In its communications with shareholders, FirstPlus has promised that large distributions from the Grantor Trust are forthcoming. For example, the homepage of FirstPlus' Internet website as of October 28, 2005 promised that "There are funds available for immediate distribution to shareholders." On page 2 of its Internet website as of July 19, 2005, FirstPlus stated: "FirstPlus was successful in negotiating for the recognition of an unsecured claim currently calculated in excess of $60 million. Distributions on the claim recently commenced and there is a strong possibility that shareholders will receive a distribution from this revenue." A letter reproduced on page 5 of FirstPlus' Internet website as of July 19, 2005 included the following promises of large distributions:

                  "While the dispute has been pending, approximately $5.7 million has become available for distribution to the Group Trust from the bankruptcy trust of FirstPlus Financial, Inc."

                  "[FirstPlus has proposed] that the parties agree to distribute $3.5 million to the shareholders of Group, less only the expenses of such distribution, and use the balance for partial satisfaction of valid claims of creditors of Group. Based upon our understanding of the amount of the funds that the trustee of the Inc. Trust is holding for distribution to the Group Trust, it is estimated that the funds available for distribution to creditors after distribution of the $3.5 million to the shareholders would be approximately $2.2 million."

                  "As you know, many creditors have been awaiting payment literally for years now; moreover, the shareholders of Group are anxious to realize a return on their investment. Now that Group is in a position to make distributions to these parties, there is no reason to permit the pending dispute over the trustee(s) of the Group Trust to delay such a distribution."

One of the falsehoods in FirstPlus' communications with shareholders regarding the Grantor Trust is that FirstPlus has stated that claims of creditors of FirstPlus exceed $2.2 million. However, the supposed creditors' claims do not appear in the audit filed by FirstPlus with the SEC on September 22, 2005.

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Comment number five also requests support for the statement that other assets may be discovered and / or recovered after the election of new directors. Page 23 of the Form 10-K filed by FirstPlus on December 9, 1997 showed total assets worth $2,447,206,000. Page 15 of the Form 10KSB filed by FirstPlus on September 22, 2005 shows total assets worth only $5,671,733, which is a difference of $2,441,534,267. There has been no accounting for the differences stated in the two audits.

This is to confirm that the FPFX Shareholder Value Committee understands the limitations imposed by Rule 14a-9.

6. The support for the assertion that FirstPlus shares are more valuable than on half of a penny per share includes the communications noted above, in which FirstPlus' states that it is attempting to distribute $3.5 million or more to shareholders, the terms of the Grantor Trust's Trust Agreement, FirstPlus' valuation of the claim in bankruptcy at over $60 million, and the fact that FirstPlus shares trade at well over a half penny per share. In addition, FirstPlus, in its communications with shareholders, has strongly suggested that the value of FirstPlus shares exceeds the Company's liquidation value. For example, on page 2 of the Company's Internet website as of July 19, 2005, FirstPlus stated:

                  "But with FirstPlus having quantified the outstanding claims, possessing a relatively debt free balance sheet and potentially enjoying a future income stream on account of the unsecured claim, there are other possibilities that should be evaluated. For example, a `cleaned up' FirstPlus, with the future income stream and a registration in compliance with applicable SEC requirements, could be an attractive acquisition candidate for a company that could provide consideration to FirstPlus shareholders that exceeds liquidation value. The Board of Directors and management of FirstPlus are exploring all alternatives available in effort to protect and enhance shareholder value. They are weighing all available options to determine the most beneficial plan for shareholders."

As another example, the homepage of FirstPlus' Internet website as of October 28, 2005 stated:

                  "With the creativity of its management team, FirstPlus skillfully avoided bankruptcy. This carefully crafted strategy provided us an opportunity to survive. The upside for FirstPlus is we are able to manage the remaining creditor claims, make a long anticipated distribution to shareholders and re-enter the market place. There have been comments that some shareholders want to distribute all funds and liquidate the company. I am confident that most shareholders have not held their stock just to liquidate the company."

Also, please note that the FPFX Steering Committee newsletters consistently state "This e-mail reflects the `opinion only' of one or more of the Steering Committee members."

7. The disclosure in the letter to shareholders and in the section titled "Reasons for Solicitation" has been revised to state that, as more particularly described in Schedule I to the proxy statement, some members of the Committee are not holding Company securities merely to recoup value, but continue to purchase and sell those securities.

8. The "Letter to Shareholders" and other sections of the proxy statement have been revised to state that the proxy statement serves as the Committee's notice of intent to nominate candidates for director at the special meeting of stockholders and that the Committee will actually make the nominations at the meeting in compliance with the Company's articles of incorporation.

9. We believe the sixth bullet is valid. Moreover, FirstPlus has not identified a single profitable operational business activity that was prevented by a shareholder. Nevertheless, we are removing the sixth bullet from our proxy statement.

10. Schedule 14A has been revised. Additionally, if FirstPlus is attempting to persuade the SEC that FirstPlus's failure to hold an election of directors in over seven years is permissible under Nevada law, then you should be aware of FirstPlus's prior admission to the contrary:

                           MR. EDWARDS (counsel for FirstPlus): Your initial question, Judge, dealt with the main issue being should there be an election. There's an agreement that. Yes, there should be.

                           THE COURT: Okay. Let's get an agreement here. Then let's ask this question. Isn't - what is it - seven years a long time?

                           MR. EDWARDS: Seven years is an exceptionally long time.

                           THE COURT: Isn't it too long?

                           MR. EDWARDS: Pardon me?

                           THE COURT: On its face, isn't it too long?

                           MR. EDWARDS: The statute says 18 months is too long. Seven years is longer than it needed to be.

Please refer to Enclosure No. 4, pertinent portions of the Transcript of the April 12, 2005 hearing, at page 13, lines 14-25.

11. In Reasons for Solicitation, pages 4 and 5 of our Schedule 14A, you reference the last bullet and our statement which in part says "This leaves a black hole from October 1, 1994 through December 31, 2002", and you mentioned that the Company filed audited financial statements for fiscal years 1996 and 1997. Please note the bullet immediately proceeding that which says "Despite the Company's repeated promises, it has failed to restate its financial statements for the three-year period ended September 30, 1997, and has failed to obtain audited financial statements for any period following September 30, 1997 (other than the 10-KSB filed September 22, 2005)." FirstPlus' April 2, 1999 Form 8-K expressly states that the audits going back to October 1, 1994 cannot be relied upon:

                           "The Company currently cannot estimate when it will complete its restatement, release results for fiscal year 1998, and file its Form 10-K for the year ending December 31, 1998 with the Securities and Exchange Commission. It is expected that the impact of the restatement will be material to the results of all prior periods. Accordingly, previously issued financial results for the periods indicated as affected by the restatement above should not be relied upon." See April 2, 1999 Form 8-K.

If the Company has to go back 3 years from September 30, 1997, it has to re-do financial statements since October 1, 1994. This fact was clarified in detail in my letter to you of September 20, 2005. In that letter, please read pages 4, 5, 6 and its Enclosures #7a, #8, #10, #11, #12, and #13. Additionally, the Company has disclosed the following in its Form 10-KSB filed September 22, 2005 (pages 11 and 12) "As a result of limited resources and conflicting demands, the Company has not completed its analysis necessary to complete the restatement. In addition, the Company has not had the financial resources or personnel to prepare and file its periodic reports with the SEC. In July 2005, the Company received a letter from the SEC directing the Company to file all required reports or become subject to a revocation of registration under the Securities Exchange Act of 1934. In connection with the shareholders' meeting described under the heading "--Litigation--Special Meeting," the Company has obtained audited financial statements it believes to be sufficient to distribute a proxy statement and solicit proxies for the shareholders' meeting and election of directors. However, this information alone will not cure the Company's reporting delinquencies with the SEC". Moreover, the Nevada District Court never exonerated FirstPlus for its failure to obtain audited financial statements prior to 2003.


12. In our FPFX Shareholder Value Committee (the "Committee"), there are only five members and only we Committee members have been contributing to the Proxy Solicitation and Expenses. We disclose this is our Schedule 14A on page 13 "Costs related to our solicitation of proxies include expenditures for printing, postage, legal services and other related items. Total expenditures are expected to be approximately $50,000 to $75,000. To date, the Committee has incurred approximately $31,163.00. All of the expenses to date have been funded by Committee members (so far mostly legal expenses). None of this was paid from contributions made by shareholders to the FPFX Shareholder Action Fund. The 73 Shareholders who petitioned for a court ordered Special Meeting to Elect Directors is a separate group with a separate function that is funded separately by the FPFX Shareholder Action Fund. Keep in mind that the 73 Shareholders who petitioned to have a court ordered Special Meeting to Elect Directors would NOT have had to go through the trouble and expense if the Company had held annual shareholder meetings as required by the Company's own Articles of Incorporation and By-laws. However, we have added Contributors of over $500 as participants to the
     Schedule 14A proxy statement and our Schedule 13D, and added all but two of those who are plaintiffs (and contributed $500 or less) to our Schedule 13D.

13. We have added to "Information Concerning the Participants", page 13 and 14 that George T. Davis also served as the Trustee of the FirstPlus Financial Group, Inc. Grantor Trust.

14.  We are removing the "After you vote" section from our website.


15.  We plan to file our scripts per Rule 14a-6c.

Schedule 13D
------------

16. Please review our detailed explanations in response to comment number one above regarding the differences between those who participated in the suit to compel the shareholder meeting and the FPFX Shareholder Value Committee. Among many other explanations, we stated "There are no agreements among the petitioners to acquire, hold, vote, or dispose any equity securities of FirstPlus. Prior to the commencement of the lawsuit, each petitioner executed and delivered to me a Consent to Representation and Limited Power of Attorney (the "Limited Power of Attorney" - please see this document as Enclosure No. 1 in our response letter to you dated October 14, 2005). Please note that section 3(g) of the Limited Power of Attorney provides that "This Power of Attorney does not confer upon Martin the power to nominate a Board of Director on behalf of the Undersigned." Moreover,
     Section 3(h) of the Limited Power of Attorney states that "This Power of Attorney does not confer upon Martin the power to vote for a Board of Director on behalf of the Undersigned." The Limited Power of Attorney provides no right to vote to any person. Nor does the Limited Power of Attorney constitute an agreement to vote a particular way. The above legal action and the FPFX Shareholder Action Fund (set up for related legal fees) were established and funded starting in January 2005. The funds solicited in the Steering Committee newsletters for the petitioners legal action described above were for that legal action only, and NOT to fund an opposing slate of Directors." Much of the contributions made to the FPFX Shareholder Action Fund were prior to the knowledge that the FPFX Shareholder Value Committee decided to submit nominations in opposition to the Company. We can not compel Shareholders who contributed to the legal fund regarding their "right to vote for Directors at annual shareholder meetings" to be part of the "proxy fight" initiated later by the FPFX Shareholder Value Committee. The legal action they signed up for was specifically indicated it was NOT to be for nominating directors or soliciting votes.

In addition, please note that the FPFX Steering Committee newsletters have been monitoring Company holdings (of those who are recipients of the newsletter) since October 2000 (over 5 years ago) as a news item, based on voluntary contributions of that information by the newsletter readers. This is not something that was started after the elections were announced. The "Contributors Newsletter" sent by the Steering Committee only to those who contributed to the suit to compel the shareholder meeting was to provide additional information pertaining to that law suit. We plan to remove from our website referenced for contribution to the FPFX Shareholder Action Fund prior to it becoming available to the public. The FPFX Steering Committee has agreed to withhold any further newsletter publications until after the Shareholder Meeting Election of Directors is completed.

17. Schedule 13D is amended to disclose additional security holders who are participants in the FPFX Shareholder Action Fund and who also are named as plaintiffs in the litigation to compel a special Company meeting to elect directors. Schedule 13D is amended to state that "Each Committee member states that all purchases were for investment purposes. Each Committee member states that there are no current plans regarding the acquisition or disposition of additional securities of the Company; however, Committee members reserve the right to make additional purchases (based on market conditions) and/or may elect disposition of shares for income tax considerations. The Committee is conducting a contest for the election of Company Directors. The Committee is proposing to replace the Company Directors. If elected, the new Directors have no plan to change the capitalization or dividend policy of the company, however; it is expected that they will review the Company plans regarding distributions in connection with the portion of the FPFG Intercompany Claim that has been assigned to the Grantor Trust and any other business topics that may come before the new Board of Directors". Schedule 13D is being amended to show the latest stock trades of the Group.

Closing Comments The signed statement is provided from persons added as participants to the proxy statement (see Enclosure #5).

Conclusion: Please allow us to distribute the Definitive Proxy Statement as soon as possible. If you have any questions or need additional information, please contact our counsel, Nathan Jenkins, Esq. at (775) 829-7800. His cell phone number is 775-690-0888 and his email address is njenkins@jenkinscarter.com. I appreciate your help in this matter.

         Sincerely,


         /s/ Danford L. Martin
         ---------------------
         Danford L. Martin
         FPFX Shareholder Value Committee
         7 Egret Lane
         Aliso Viejo, CA  92656

Cc:  Nathan Jenkins, Jerry Carter, Committee Members

Enclosures:

1.   Company Amended and Restated Articles of Incorporation
2.   Company Amended and Restated By-laws
3.   FPFX Shareholder Action Fund Contribution List
4.   Transcript of April 12, 2005 Hearing
5.   Acknowledgment Statements of newly added participants.

Enclosure No. 1

                 AMENDED AND RESTATED ARTICLES OF INCORPORATION

                                       OF

                            RAC FINANCIAL GROUP, INC.

               (FORMERLY NAMED REMODELERS ACCEPTANCE CORPORATION)

..............

                                    FIFTEENTH

         Business at Annual Meetings. At an annual meeting of stockholders, only such business shall be conducted as shall have been brought before the meeting
(a) by or at the direction of the Board of Directors or (B) by any shareholder of the Corporation who complies with the notice procedures set forth in this Article Fifteenth. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive office of the Corporation, not less than twenty (20) days nor more than fifty
(50) days prior to the meeting; provided, however, that in the even that less than thirty (30) days' notice or prior public disclosure of the date of the meeting is given or made to the stockholders, notice by the stockholder to be timely must be received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting the following information: (i) a brief description of the business proposed to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (ii) the name and address, as they appear on the Corporation's books, of the stockholder proposing such business; (iii) the number of shares of the Corporation which are beneficially owned by the stockholder; and (iv) any material interest of the stockholder in such business. The presiding officer at an annual meeting shall, if he determines the facts so warrant, determine and declare to the meeting that the business was not properly brought before the meeting and in accordance with the provisions of this Article Fifteenth. Upon such determination and declaration, the business not properly brought before the meeting shall not be transacted. Notwithstanding the foregoing provisions of this Article Fifteenth, a stockholder seeking to have a proposal included in the Corporation's proxy statement shall comply with the requirements of Regulation 14A under the Securities Exchange Act of 1934, as amended.

Enclosure No. 2
                         FIRSTPLUS FINANCIAL GROUP, INC.

                           AMENDED AND RESTATED BYLAWS
                           ---------------------------

                                    ARTICLE I

                                     OFFICES

         Section 1. The registered office of the Corporation shall be located at such place within the State of Nevada as the Board of Directors may determine from time to time. The initial registered office of the Corporation shall be as specified in the Articles of Incorporation of the Corporation.

         Section 2. The Corporation may also have offices at such other places, within and without the State of Nevada, as the Board of Directors may from time to time determine or as the business of the Corporation may require.

                                   ARTICLE 11

                            MEETINGS OF STOCKHOLDERS

Section 1. All annual meetings of stockholders shall be held at the offices of the Corporation in the City of Dallas, State of Texas, or at such other place as from time to time may be designated by resolution of the Board of Directors.

Enclosure No. 3

     FPFX Shareholder Action Fund Contribution List (submitted under separate cover).


Enclosure No.  4

                                        1
 1   Code #4185
 2   SUNSHINE REPORTING SERVICES
    1895 Plumas Street, Suite 3
 3   Reno, Nevada  89509
    775-323-3411
 4
 5
 6      IN THE SECOND JUDICIAL DISTRICT COURT OF THE STATE OF NEVADA
 7                    IN AND FOR THE COUNTY OF WASHOE
 8                HONORABLE PETER I. BREEN, DISTRICT JUDGE
 9                                 -o0o-
10   DANFORD L. MARTIN, et al.,
11               Plaintiffs,                 Case No. CV05-00465
12   vs.                                     Dept. 7
13   FIRSTPLUS FINANCIAL, et al.,
14                Defendants.
    ----------------------------------/
15
16                       TRANSCRIPT OF PROCEEDINGS
17                     HEARING ON ORDER TO SHOW CAUSE
18                             April 12, 2005
19                              Reno, Nevada
20
21
22
23           REPORTED BY:  CONSTANCE S. EISENBERG, CCR #142, RMR
24                      SUNSHINE REPORTING SERVICES
25          1895 Plumas Street, Suites 3 & 4, Reno, Nevada  89509

............................................

                                       13

1 into the ground.
2 If the Court orders that the corporation should bear the 3 costs, since it is the culpable party here, of financing this 4 litigation, it will be a deterrent on the corporation from acting 5 in bad faith requiring our clients to come to you to ask for 6 relief. And that would also be obviated by appointing a special
7 master.

 8             Thank you.
 9             THE COURT:  Thank you, counsel.

10             MR. EDWARDS:  Your Honor, good morning.  Joseph Edwards,
11   Jenkens & Gilchrist in Dallas, with the respondents.  We
12   appreciate the opportunity to have been admitted for purposes of
13   this action and appear before you.
14             Your initial question, Judge, dealt with the main issue
15   being should there be an election.  There's an agreement that.
16   Yes, there should be.
17             THE COURT:  Okay.  Let's get an agreement there.  Then
18   let's ask this question.  Isn't -- what is it -- seven years a
19   long time?
20             MR. EDWARDS:  Seven years is an exceptionally long time.
21             THE COURT:  Isn't it too long?
22             MR. EDWARDS:  Pardon me?
23             THE COURT:  On its face, isn't it too long?
24             MR. EDWARDS:  The statute says 18 months is too long.
25   Seven years is longer than it needed to be.

Enclosure No. 5

Signature   In connection to SEC comments, our response to same, and the amended
Schedule 14A Preliminary Proxy Statement, each of the filing persons make the following statement acknowledging that:

o The filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;
o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing, and
o the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

November 13, 2005                         November 14, 2005
----------------------------              ----------------------------
Date                                      Date

/s/  Kenneth W. Bolster                   /s/  Forrest Caton
----------------------------              ----------------------------
Signature                                 Signature

KENNETH W. BOLSTER                        FORREST CATON
----------------------------              ----------------------------
Name/Title                                Name/Title

November 14, 2005                         November 14, 2005
----------------------------              ----------------------------
Date                                      Date

/s/  Thomas H. Caton                      /s/  Thomas H. Caton
----------------------------              ----------------------------
Signature                                 Signature

                                          CATON FARMS, Inc.
THOMAS H. CATON                           THOMAS H. CATON, President
----------------------------              ----------------------------
Name/Title                                Name/Title

November 14, 2005                         November 13, 2005
----------------------------              ----------------------------
Date                                      Date

/s/  George J. Columbo                    /s/  David R. Cruse
----------------------------              ----------------------------
Signature                                 Signature

GEORGE J. COLUMBO                         DAVID R. CRUSE
----------------------------              ----------------------------
Name/Title                                Name/Title


November 13, 2005                         November 12, 2005
----------------------------              ----------------------------
Date                                      Date

/s/  Harry Dender                         /s/  James A. Doglio
----------------------------              ----------------------------
Signature                                 Signature

HARRY DENDER                              JAMES A. DOGLIO
----------------------------              ----------------------------
Name/Title                                Name/Title

Signature   In connection to SEC comments, our response to same, and the amended
Schedule 14A Preliminary Proxy Statement, each of the filing persons make the following statement acknowledging that:

o The filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;
o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing, and
o the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

November 14, 2005                         November 14, 2005
----------------------------              ----------------------------
Date                                      Date

/s/  Michael Gary                         /s/  Mario Gonzalez
----------------------------              ----------------------------
Signature                                 Signature

MICHAEL GARY                              MARIO GONZALEZ
----------------------------              ----------------------------
Name/Title                                Name/Title


November 12, 2005                         November 14, 2005
----------------------------              ----------------------------
Date                                      Date

/s/  Rupen Gulenyan                       /s/  James O. Guthrie
----------------------------              ----------------------------
Signature                                 Signature

RUPEN GULENYAN                            JAMES O. GUTHRIE
----------------------------              ----------------------------
Name/Title                                Name/Title


November 13, 2005                         November 14, 2005
----------------------------              ----------------------------
Date                                      Date

/s/  Steve M. Kutchman                    /s/  James L. Leimach
----------------------------              ----------------------------
Signature                                 Signature

STEVE M. KUTCHMAN                         JAMES L. LEIMACH
----------------------------              ----------------------------
Name/Title                                Name/Title


November 14, 2005                         November 13, 2005
----------------------------              ----------------------------
Date                                      Date

/s/  Thomas W. MacFarland III             /s/  Robert J. Malnar
----------------------------              ----------------------------
Signature                                 Signature

THOMAS W. MacFARLAND III                  ROBERT J. MALNAR
----------------------------              ----------------------------
Name/Title                                Name/Title

Signature   In connection to SEC comments, our response to same, and the amended
Schedule 14A Preliminary Proxy Statement, each of the filing persons make the following statement acknowledging that:

o The filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;
o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing, and the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

November 13, 2005                         November 12, 2005
----------------------------              ----------------------------
Date                                      Date

/s/  Ron L. Martin                        /s/  John Mazzara
-------------------------                  ---------------------------
Signature                                 Signature

RON L. MARTIN                             JOHN MAZZARA
----------------------------              ----------------------------
Name/Title                                Name/Title


 November 13, 2005                        November 13, 2005
----------------------------              ----------------------------
Date                                      Date

/s/  Ronald J. Miller                     /s/  William Prusaitis
----------------------------              ----------------------------
Signature                                 Signature

RONALD J. MILLER                          WILLIAM PRUSAITIS
----------------------------              ----------------------------
Name/Title                                Name/Title


 November 15, 2005                        November 14, 2005
----------------------------              ----------------------------
Date                                      Date

/s/  John P. Rosko                        /s/  Welton Robinson
----------------------------              ----------------------------
Signature                                 Signature

 JOHN P. ROSKO                            WELTON ROBINSON
----------------------------              ----------------------------
Name/Title                                Name/Title

 November 13, 2005                        November 14, 2005
----------------------------              ----------------------------
Date                                      Date

/s/  Robert E. Simpson                    /s/  Tim M. Valles
----------------------------              ----------------------------
Signature                                 Signature

ROBERT E. SIMPSON                         TIM M. VALLES
----------------------------              ----------------------------
Name/Title                                Name/Title

Signature   In connection to SEC comments, our response to same, and the amended
Schedule 14A Preliminary Proxy Statement, each of the filing persons make the following statement acknowledging that:

o The filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;
o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing, and the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States


November 15, 2005                           November 14, 2005
----------------------------              ----------------------------
Date                                                 Date

/s/ William L. Westfall                   /s/  K. V. Williams
----------------------------              ----------------------------
Signature                                            Signature

WILLIAM L. WESTFALL                       K. V. WILLIAMS
----------------------------              ----------------------------
Name/Title                                           Name/Title


November 13, 2005
---------------------------
Date

/s/  David P. Wolff
---------------------------
Signature

DAVID P. WOLFF
---------------------------
Name/Title